EXHIBIT 10.1
June 20, 2016
Andrew J. Thomas
Craft Brew Alliance, Inc.
929 North Russell Street
Portland, Oregon 97227

Re:    Employment Agreement
Dear Andy:
This letter amends and supersedes your employment letter dated December 30, 2015, and any prior formal or informal agreement regarding your employment by Craft Brew Alliance, Inc. (the "Company"), with the exception of any confidentiality, noncompetition, and/or nonsolicitation agreement(s) you have entered into with the Company.
This letter constitutes your Employment Agreement (this "Agreement") with the Company, effective July 1, 2016 (the "Effective Date"). You and the Company are collectively referred to in this Agreement as "the Parties" (or individually as a "Party"). This Agreement sets forth the terms and conditions of your continued employment with the Company as its Chief Executive Officer as of the Effective Date. Capitalized terms not otherwise defined in the body of this Agreement have the meanings set forth on Exhibit A.
1.    Term
The term of this Agreement shall be three years, from July 1, 2016, through June 30, 2019 (the "Contract Term"), subject to Section 3 of this Agreement. In the event that the Company experiences a Change in Control Event, the Contract Term will extend to the later of (a) the first anniversary of the Change in Control Event or (b) the date set forth in the preceding sentence. In the event of a termination by either Party without Cause or Good Reason on or before the end of the Contract term, the terminating Party shall provide the other Party with at least 60 days' written notice of termination.

2.    Compensation and Benefits
2.1    Base Compensation
As of the Effective Date, your annual base salary rate is $439,000, subject to standard tax withholdings and other payroll deductions. Your base salary level will be reviewed annually for adjustment by the Compensation Committee of the Company's Board of Directors (the "Board"), with salary adjustments, if any, generally made effective as of January 1.
2.2    Short-Term Incentive Compensation
You will be eligible for short-term incentive ("STI") compensation under the Company's Annual Cash Incentive Bonus Plan. For 2016, your total STI target amount is $350,000. For subsequent years, the performance targets and STI target amounts will be determined annually by the Compensation Committee.
2.3    Long-Term Incentive Compensation
You will also be eligible to participate in the Company's 2014 Stock Incentive Plan as determined by the Compensation Committee.
2.4    Employee Benefits
You are eligible to participate in employee benefit programs made available to the Company's executive officers. You will receive paid time off consistent with the policies for executive officers of the Company.
3.    Termination & Severance
3.1    Termination During Contract Term
Except as provided in Section 3.2, in the event that (a) the Company terminates your employment effective on a date prior to or as of the end of the Contract Term for any reason other than "Cause" or (b) you terminate your employment prior to or as of the end of the Contract Term due to "Good Reason," the Company will continue to pay you your then current base salary for 12 months from your termination date (the "Severance Period"). The severance payments under this paragraph shall not exceed two times the lesser of (y) the sum of your annualized compensation based upon your annual salary in the year preceding the year in which your employment is terminated (adjusted for any increase during that year that was expected to continue indefinitely if your employment had not terminated) and (z) the applicable dollar limit under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "Code"), for the calendar year in which your employment is terminated.
In addition, if you become entitled to severance pay under the first paragraph of this Section 3.1, the Company will also make a lump sum payment to you within 45 days of your termination of employment in an amount equal to the amount necessary to pay your COBRA premiums for continuation of group health insurance coverage during the Severance Period based on such premiums in effect on the date of your termination.

3.2    Termination in Connection with a Change in Control Event.
In the event that (a) the Company experiences a Change in Control Event and (b) either (i) the Company terminates your employment effective on a date prior to the first anniversary of the Change in Control Event for any reason other than "Cause" or (ii) you terminate your employment prior to the first anniversary of the Change in Control Event due to "Good Reason," and (c) in the case of a Change in Control Event described in Paragraph (c) of the definition of Change in Control Event, you represent and warrant that, as of the termination of your employment, you have not entered into any understanding or arrangement with the acquiring individual or entity regarding future employment, the Company will make a lump sum payment to you within 45 days of the termination of your employment equal to the sum of: (A) your then current monthly base salary multiplied by 24; (B) an amount equal to the amount necessary to pay your COBRA premiums for continuation of group health insurance coverage for 24 months based on such premiums in effect on the date of your termination; and (C) your full target STI bonus amount for the year in which your termination of employment occurs. The payments under this Section 3.2 are in lieu of the benefits under Section 3.1, and in no event will you be paid benefits under both Sections 3.1 and 3.2.
Notwithstanding the foregoing, in the event that (A) the Company experiences a Change in Control Event described in Paragraph (c) of the definition of Change in Control Event and (B) prior to the date of payment under this Section 3.2 you accept a position with the acquirer of the Company's assets, which in any other Change in Control Event would not be deemed Good Reason under Section 3.2(b)(ii), all benefits under Sections 3.1 and 3.2 will be forfeited.
The Parties agree and acknowledge that their intent is that none of the benefits payable under this Section 3.2 shall constitute an "excess parachute payment" under Section 280G of the Code that would give rise to an excise tax under Section 4999 of the Code or a loss of deduction under Section 280G of the Code. To give effect to that intent, and notwithstanding any other provision of this Agreement to the contrary, the Parties specifically agree that the aggregate amount of the benefits payable to you or for your benefit that constitute "parachute payments" within the meaning of Section 280G(b)(2) of the Code, under this Agreement or any other agreement or arrangement between you and the Company, shall not exceed 2.99 multiplied by your "base amount," as defined in Section 280G(b)(3) of the Code (the "Maximum Benefit Amount"). The Company shall make all calculations and determinations under this Section 3.2 (including application and interpretation of the Code and related regulatory, administrative and judicial authorities) in good faith, which calculations and determinations shall be binding on you absent manifest error. The Company shall provide you with a reasonable opportunity to review and comment on the Company's calculations. If at any time it is determined that the amount paid to you or for your benefit pursuant to this Agreement or any other agreement or arrangement between you and the Company exceeded the Maximum Benefit Amount, you shall immediately repay the excess to the Company, together with interest from the date of original payment to you at the discount rate applicable under Section 280G(d)(4) of the Code.
3.3    Termination at End of Contract Term
Following the Contract Term, if the Parties have not negotiated a replacement agreement or renewal of this Agreement, this Agreement shall terminate (except with respect to any obligations that expressly extend beyond termination) and employment may continue on an at-will basis with either Party free to end the employment relationship for any reason at any time, with or without Cause, Good Reason or notice, and without severance obligations.

3.4    Release of Claims
The Company will require you to execute an appropriate general release of all claims that you may have relating to your employment with the Company and termination of your employment as a condition to your receipt of any severance payments or other benefits under this Agreement other than those required by law or provided to employees generally. If such general release of claims is not executed within 30 days following the date your employment with the Company is terminated, all severance payments and other benefits payable after such 30‑day period will be forfeited, and you agree to repay any severance payments, and the value of other benefits, paid to you during such period.
3.5    Competition During Severance Period
If, during the Severance Period, you become employed or associated with a brewing or other company that the Company determines, in its reasonable discretion, is a competitor of the Company or the portion of the Company's business relating to alcoholic beverages, your severance payments and benefits under Section 3.1 will terminate as of the effective date of such employment or association. The foregoing does not supersede or replace any provision of any noncompetition agreement between you and the Company, including without limitation the Employee Noncompetition and Nondisclosure Agreement between you and the Company dated November 20, 2013 (the "Restrictive Covenant Agreement") and extended as specified in Section 4.
4.    Noncompetition and Nonsolicitation
You agree that the Restrictive Covenant Agreement, which is attached hereto as Exhibit B, is hereby extended in light of your continued employment with the Company. You agree that the noncompetition restriction set forth in Paragraph 3 of the Restrictive Covenant Agreement is extended and modified such that the noncompetition restrictions set forth in that provision shall extend through the end of your employment for any reason and for a period of twelve (12) months following the termination of your employment with the Company. You further agree that the nonsolicitation restrictions set forth in Paragraph 4 of the Restrictive Covenant Agreement are hereby extended and modified such that the nonsolicitation restrictions set forth in that provision shall extend for a period of twelve (12) months following the termination of your employment. You further acknowledge that these restrictions are reasonable given the highly competitive nature of the craft brewing industry and that a failure to comply with these restrictive covenant provisions may cause the Company irreparable harm. You further acknowledge that your agreement to refrain from competing and soliciting for 12 months following termination is a material representation and inducement for the Company to enter into this Agreement. In addition to any other remedies, the Parties agree that any breach of the Restrictive Covenant Agreement, or any competition or solicitation during the 12-month period following termination of employment, shall cut off any right Employee may otherwise have to severance pay or benefits under this Agreement. This Section 4 will survive the termination or expiration of this Agreement.
5.    Nondisclosure
At all times during and after your employment with the Company, you agree that you will not use or disclose any Confidential Information for any purpose, except for the purpose of benefiting the Company consistent with the Company's instructions or intentions during the course of your employment. For purposes of this Agreement, "Confidential Information" shall be broadly construed to mean all of the Company's proprietary or non-public business information and all trade secrets. You agree to use the highest degree of care in safeguarding Confidential Information against loss, theft, inadvertent disclosure or unauthorized access or use. In the event that you receive notice at any time of any legal obligation to disclose any Confidential Information, you agree to notify the Company immediately in order to provide the Company with an opportunity to protect its interests. You further agree that you will deliver to the Company immediately upon termination of employment or at any time upon the Company's request, all Confidential Information, whether or not written, produced or compiled by you and that you will not maintain access to or possession of Confidential Information following termination of your employment at the Company. This nondisclosure obligation and this Agreement supplement, and do not supersede, any other confidentiality agreement you have entered into at any time with the Company.
6.    Retention Bonus
If you remain employed as Chief Executive Officer under this Agreement through December 31, 2018, you will be entitled to a retention bonus award of $50,000. If you fail, for any reason, to remain employed as Chief Executive Officer of Company through December 31, 2018, you will not be entitled to this retention bonus and you will agree to repay, within 30 days, the $50,000 retention bonus paid to you in January 2016.
7.    Code Section 409A
For purposes of this Agreement, a termination of your employment will be deemed to occur only when or if there has been a "separation from service" as such term is defined in Treasury Regulation Section 1.409A-1(h). The severance payments and other benefits under this Agreement are intended to be exempt from the requirements of Section 409A of the Code by reason of all payments under this Agreement being either "short-term deferrals" within the meaning of Treasury Regulation Section 1.409A-1(b)(4) or separation pay due to involuntary separation from service under Treasury Regulation Section 1.409A-1(b)(9)(iii). All provisions of this Agreement shall be interpreted in a manner consistent with preserving these exemptions.
8.    Severability
In the event that a court of competent jurisdiction determines that a provision of this Agreement is unenforceable or not fully enforceable, the Parties agree that this Agreement is severable and should be enforced to the full extent allowed by law to best effectuate the intentions of the Parties.
9.    Code of Conduct
By your signature below, you agree to comply with the Company's Code of Conduct and Ethics as in effect from time to time, and to be subject to the Company's policies and procedures in effect from time to time for senior executives of the Company.

We appreciate your continued efforts on behalf of the Company and look forward to having you as a member of our team for years to come.
Sincerely,
/s/ David R. Lord
David Lord
Chairman of the Board

Acknowledged and Agreed:
/s/ Andrew J. Thomas     Date: July 1, 2016
Andrew J. Thomas

Attachments: Exhibit A (Definitions)
Exhibit B (Restrictive Covenant Agreement)

EXHIBIT A
Definitions
1.    "Cause" shall mean that (a) you have engaged in conduct which has substantially and adversely impaired the interests of the Company, or would be likely to do so if you were to remain employed by the Company; (b) you have engaged in fraud, dishonesty or self-dealing relating to or arising out of your employment with the Company; (c) you have violated any criminal law relating to your employment or to the Company; (d) you have engaged in conduct which constitutes a material violation of a significant Company policy or the Company's Code of Conduct and Ethics as in effect from time to time, including, without limitation, violation of policies relating to discrimination, harassment, use of drugs and alcohol and workplace violence; or (e) you have repeatedly refused to obey lawful directions of the Board, including failing to maintain a residence no further than 50 miles from the Company's principal office within six months after the Board makes such a direction.
2.    "Change in Control Event" shall mean the occurrence of any of the following events:
(a)    Any one person or entity, or more than one person or entity acting as a group (as defined in Treasury Regulation Section 1.409A-3), acquires ownership of stock of the Company that, together with stock previously held by the acquirer, constitutes more than 50 percent of the total fair market value or total voting power of the Company's stock. If any one person or entity, or more than one person or entity acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the Company's stock, the acquisition of additional stock by the same person or entity or persons or entities acting as a group does not cause a Change in Control Event. An increase in the percentage of stock owned by any one person or entity, or persons or entities acting as a group, as a result of a transaction in which the Company acquires its stock in exchange for property, is treated as an acquisition of stock; or
(b)    A majority of the members of the Board is replaced during any 12‑month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of appointment or election; or
(c)    Any one person or entity, or more than one person or entity acting as a group, acquires (or has acquired during the 12‑month period ending on the date of the most recent acquisition by that person or entity or persons or entities acting as a group) assets from the Company that have a total gross fair market value equal to at least 75 percent of the total gross fair market value of all the Company's assets immediately prior to the acquisition or acquisitions. Gross fair market value means the value of the Company's assets, or the value of the assets being disposed of, without regard to any liabilities associated with these assets.
In determining whether a Change in Control Event has occurred, the attribution rules under Section 318 of the Code will apply to determine stock ownership. The stock underlying a vested option is treated as owned by the individual who holds the vested option, and the stock underlying an unvested option is not treated as owned by the individual who holds the unvested option.

3.    "Good Reason" shall mean the occurrence of one or more of the following events without your consent: (a) a material reduction in your base compensation; (b) a material reduction in your authority, duties, or responsibilities as the Company's Chief Executive Officer; (c) a material reduction in the authority, duties, or responsibilities of the person or persons to whom you report (including, if applicable, a requirement that you report to a Company officer or employee instead of reporting directly to the Board); or (d) a relocation of your principal office to a location that is more than 100 miles from Portland, Oregon; provided, however, that "good reason" shall only be deemed to have occurred if: (i) within 90 days after the initial existence of the circumstances constituting "Good Reason," you provide the Company with a written notice describing such circumstances; (ii) the Company fails to cure the circumstances within 30 days after the Company receives your notice; and (iii) you terminate your employment with the Company within 90 days of the date of your notice.

Exhibit B
EMPLOYEE NONCOMPETITION AND NONSOLICITATION AGREEMENT
This NONCOMPETITION AND NONSOLICITATION AGREEMENT (“Agreement”) is made as of the 20th day of November, 2013, by and among Craft Brew Alliance, Inc. (the “Company”) and Andrew J. Thomas (the “Employee”).
WHEREAS, as a condition of and in conjunction with the Company promoting the Employee to its Chief Executive Officer as of January 1, 2014, the Employee has and will have access to significant and increased knowledge and experience in the Company’s business and intimate knowledge of its customers, processes, trade secrets and/or other business information; and
WHEREAS, the Company needs to protect its commercial good will, intellectual property, and other assets;
NOW, THEREFORE, in consideration of the foregoing, the agreements set forth below, the parties’ desire to preserve the value inherent in the Company for their mutual benefit, and for other valuable consideration, including but not limited to a promotion the Company has offered to Employee, and the Employee’s employment or continued employment by the Company thereafter, the Employee, intending to be legally bound hereby, agrees with the Company as follows:
1.    Definitions.
“Competing Business” shall mean any business engaged in the brewing, processing, sale, marketing, or distribution of alcoholic beverages.
“Person” shall mean an individual, partnership, corporation, limited liability company, limited liability partnership, association, trust, joint venture, unincorporated organization and any government, governmental department or agency or political subdivision thereof.
“Protected Territory” shall mean the United States of America.
2.    At-Will Employment. Notwithstanding anything contained in this Agreement, the Employee’s employment by the Company is “at will,” meaning that either the Employee or the Company may terminate the employment relationship at any time, with or without notice, and for any reason or no reason.
3.    Noncompetition. From the date hereof through December 31, 2015, the Employee agrees that Employee will not, singly, jointly, or as a partner, member, employee, agent, officer, director, stockholder (except as a holder of not more than five percent of any class of stock listed on a national securities exchange, or actively traded in a national over-the-counter market), consultant, independent contractor, or joint venturer of any other Person, or in any other capacity, directly or beneficially own, manage, operate, join, control, or participate in the ownership, management, operation or control of, or authorize the use of his name by, or work for, or provide consulting, financial or other assistance to, or provide any beneficial services of any kind to, or be connected in any manner with, a Competing Business within the Protected Territory.
4.    Nonsolicitation. From the date hereof through December 31, 2015, the Employee agrees not to:
(a)    employ, retain or engage (as an employee, consultant, or independent contractor), or induce or attempt to induce to be employed, retained or engaged, any Person who is or was during the term of the Employee’s employment with the Company, and for a period of one year thereafter, an employee, consultant or independent contractor of the Company;
(b)    induce or attempt to induce any Person who is or was during the term of the Employee’s employment with the Company, and for a period of one year thereafter, an employee, consultant, or independent contractor of the Company, to terminate such Person’s employment or other relationship with the Company; or
(c)    induce or attempt to induce any Person who is or was during the term of the Employee’s employment with the Company, and for a period of one year thereafter, a customer or client of the Company, or who otherwise is a contracting party with the Company, to terminate such Person’s relationship with the Company or to do business with any Competing Business.
5.    Representations. Employee hereby represents that his at-will employment with the Company and his performance of all the terms of this Agreement will not result in a breach of any agreement with a third party, including the breach of any agreement to keep in confidence proprietary information acquired by the Employee prior to his employment by the Company or to refrain from competing with any third party. Employee represents that he has not entered into, and agrees he will not enter into, any oral or written agreement in conflict with this Agreement.
6.    Survival. The Employee’s obligations under this Agreement shall survive the termination of the Employee’s employment with the Company regardless of the manner of, or circumstances surrounding, such termination, and shall be binding upon the Employee’s heirs, executors, administrators and legal representatives.
7.    Equitable Remedies. The Employee agrees that a breach of any of the provisions of this Agreement by the Employee will cause irreparable harm to the Company, and that in the event of such breach the Company shall have, in addition to any and all remedies at law, the right to an injunction, specific performance or other equitable relief to prevent the violation of the Employee’s obligations hereunder, and that the Company need not post any bond as a condition of seeking any such injunction, specific performance, or any other equitable relief.
8.    Waivers and Amendments. The respective rights and obligations of the Company and the Employee under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely) or amended only with the written consent of the Employee and a duly authorized representative of the Company.
9.    Successors and Assigns. The Company shall have the right to assign the benefits of this Agreement to any entity that acquires the Company’s business whether by merger, purchase of capital stock or purchase of all or substantially all of the assets of the Company.
10.    Notification of New Employer. In the event that the Employee’s employment is terminated (either by the Employee or the Company), the Employee hereby authorizes the Company to notify the Employee’s new employer regarding the Employee’s rights and obligations under this Agreement, and any other agreement by which the Employee is bound.
11.    Entire Agreement. This Agreement constitutes the full and entire understanding and agreement of the parties with regard to the subjects hereof and supersedes in their entirety all other or prior agreements, whether oral or written, with respect thereto. Notwithstanding the foregoing, this Agreement shall not be interpreted as superseding or replacing any provision of the Employee’s employment letter agreement with the Company, including without limitation any provision terminating severance benefits in the event of competition by the Employee.
12.    Partial Invalidity/Severability. The Company and the Employee agree that the covenants set forth in this Agreement shall be enforced to the fullest extent permitted by law. Accordingly if any court or arbitrator shall determine that such covenant is unenforceable for any reason, including, without limitation, because it covers too extensive a geographical area or survives too long a period of time, then the parties intend that such covenant shall be deemed to cover only such maximum geographical area and maximum period of time, if applicable, and/or shall otherwise be deemed to be limited in such manner, as will permit enforceability by such court or arbitrator. In the event that any one or more of such covenants shall, either by itself or together with other covenants, be adjudged to go beyond what is reasonable in all the circumstances for the protection of the interests of the Company and its shareholders, but would be adjudged reasonable if any particular covenant or covenants or parts thereof were deleted, restricted, or limited in a particular manner, then the said covenants shall apply with such deletions, restrictions, or limitations, as the case may be. The Company and the Employee further agree that the covenants set forth in this Agreement are reasonable in all circumstances for the protection of the legitimate interests of the Company and its shareholders.
13.    Governing Law and Venue. This Agreement shall be governed by and interpreted under and in accordance with the laws of the State of Oregon. Venue for enforcement of any terms of this Agreement shall be in the state or federal courts for the State of Oregon.
The parties have duly executed this Noncompetition and Nonsolicitation Agreement as of the date first above written.

COMPANY: Craft Brew Alliance, Inc. By: _ _/s/ Kurt R. Widmer _____________ Name: _Kurt R. Widmer__ __________ Title: __Chairman of the Board _________	EMPLOYEE: _/s/ Andrew J. Thomas________________ Name: Andrew J. Thomas